UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: May 15, 2008                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

PRESIDENT'S REPORT TO THE SHAREHOLDERS

Tumi continues to focus on silver exploration in Mexico and Sweden with gold and zinc also becoming increasingly important. Although we have seen a weakening in the market over recent times, the Company is confident that the resource sector is strong and will enjoy further growth. Silver, along with gold, is being increasingly seen as a safe refuge from paper currencies, and the jewelry and coinage sectors remains an important market for silver producers. The price charts for both silver and gold (along with most other metals) show long-term up-trends, and there are no signs that this will not continue.

The unique properties of silver make it highly attractive for various electrical, medical and photographic applications and a wide variety of other industrial uses. Many analysts believe that this valuable commodity will be in increasing demand and shortages are expected which will lead to further strengthening in the price. New uses for silver are being developed on a regular basis, and even simple things, such as silver threaded socks for bacteria suppression, are gaining wide acceptance. The rest of the metals are also expected to remain in strong demand, especially in countries such as India, China and in other emerging markets.

Tumi has 17 silver/base-metal projects in Sweden and 8 silver/gold projects in Mexico. Drill programs are either underway or programmed for both countries this year. Tumi's management team comprises a highly experienced geological and mining engineering team along with a strong financial and investor relations support.

As a silver explorer Tumi's initial focus has been Mexico, the world's biggest silver producer. Mexico remains a crucial part of Tumi's exploration plans. After three drill programs at La Trini in Jalisco, the Company recently completed a NI 43-101 compliant resource calculation that increased mineral resources by about 25% to approximately 6.48 million troy ounces Ag and 46,900 troy ounces Au in the Indicated category and 611,400 troy ounces Ag and 5,700 troy ounces Au in the Inferred category. The Company is continually assessing this project due to the increasing silver price, easy logistics, and importantly, the fact that Trini can be mined by open-pit methods. Methodical exploration efforts in Sonora over the last year have also identified another drill target in the El Colorado licence. This area lies immediately north of the currently closed La Colorada gold mine.

Research for new silver projects several years ago led Tumi to the Bergslagen District of south-central Sweden. Bergslagen is highly mineralized and contains significant current and historic mines, including Zinkgruvan, Garpenberg, Sala and Falun. Sweden is a vast country with a long mining tradition, and it is the largest producer of most metals in the EU15 with several new mines opening in recent years. Despite this history, the country still has large areas that are under-explored, and many mining companies, both large and small, are now working there.

The Company has 17 licences in Bergslagen District, including the historical Sala silver mine where it has been reported that the ore contained up to 7,000 g/t Ag. The Company has developed a drill target immediately to the west of the old Sala mine, and a minimum 2,000m diamond drill program is well underway. Other projects of high priority in Sweden are Tomtebo and Vitturn where drill targets have already been defined. Tumi believes that the project areas being explored will be very significant for the future of the Company.

The Company continues to look for and evaluate other acquisition targets that meet our exploration goals in financially and politically stable countries. The Company is funded for the current work programs, and the share structure remains healthy. We look forward to 2008 as being a very active exploration year with a real emphasis on drilling of prospective targets generated over the last year.

We thank our shareholders for their continued support and we invite you to contact us at anytime for more information or to discuss the progress we are making on your behalf.

Yours truly,

/s/ DAVID HENSTRIDGE

David Henstridge
President
May 15, 2008

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